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December 18, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:                             Hawaiian Telcom Holdco, Inc.
Form 10-K for the year ended December 31, 2011 Filed March 15, 2012
Form 10-Q for period ended March 31, 2012 Filed May 10, 2012
Form 10-Q for period ended June 30, 2012 Filed August 9, 2012
Form 10-Q for period ended September 30, 2012 Filed November 8, 2012
File No. 001-34686

Ladies and Gentlemen:

This letter responds to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 6, 2012, relating to the above filings of Hawaiian Telcom Holdco, Inc. (the “Company”).  For your convenience, we have restated the comment contained in the Staff’s letter followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2011

Certifications filed as Exhibits 31.1 and 31.2

1.                                      We note that your certifications required by Exchange Act Rule 13a-14(a) filed as Exhibits 31 to your annual report on Form 10-K for fiscal year ended December 31, 2011 and in your periodic reports on Form 10-Q for periods ended March 31, June 30 and September 30, 2012, omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. However, since you are required to comply with Items 308(a) and 308(b) of Regulation S-K, you are required to include the exact language of the certifications, as set forth in Item 601(b)(31) of Regulation S-K. Therefore, for the following filings, please file abbreviated amendments that consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications required by Exchange Act Rule 13a-14(a):

•                  Form 10-K for fiscal year ended December 31, 2011;

•                  Form 10-Q for period ended March 31, 2012;

•                  Form 10-Q for period ended June 30, 2012; and,

•                  Form 10-Q for period ended September 30, 2012.

RESPONSE 1:

The Company has filed the requested amendments.

Please do not hesitate to call me at (415) 773-5918 or Robert Reich, the Company’s Chief Financial Officer, at (808) 546-8583 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	Reid Hooper, Attorney-Adviser (Securities and Exchange Commission)
Robert Reich
Francis Mukai

In connection with this response, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Robert F. Reich

Robert F. Reich
SVP and Chief Financial Officer